Hippo Holdings Inc.

150 Forest Avenue

Palo Alto, CA 94301

August 30, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Eric Envall

Re:	Hippo Holdings Inc.

Registration Statement on Form S-1

File No. 333-259040

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Hippo Holdings Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on September 1, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Tad Freese at (650) 463-3060 or, in his absence, Nimrah Khan at (213) 618-9374.

Thank you for your assistance in this matter.

Very truly yours,

HIPPO HOLDINGS INC.

By:	/s/ Tracy Bowden
Tracy Bowden
General Counsel

cc:	Assaf Wand, Hippo Holdings Inc.

Stewart Ellis, Hippo Holdings Inc.

Tad Freese, Latham & Watkins LLP

Chad Rolston, Latham & Watkins LLP